Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") HAS BEEN NOTIFIED BY MR B G WALLACE (A DIRECTOR OF THE COMPANY) THAT TODAY:

1. HE PURCHASED 250,000 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES") AT 182.65P PER SHARE AND 100,000 SHARES AT 166.75P PER SHARE BY EXERCISE OF OPTIONS HELD UNDER THE HILTON GROUP 1978 EXECUTIVE SHARE OPTION SCHEME; AND

2. HE SOLD 350,000 SHARES AT 277.25P PER SHARE.

FOLLOWING THESE TRANSACTIONS, MR WALLACE IS BENEFICIALLY INTERESTED IN 53,647 SHARES AND HOLDS OPTIONS TO PURCHASE 2,521,078 SHARES UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES.

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